

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Jane Sheere
Secretary
Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

      Re: Brookfield Infrastructure Partners L.P.
          Registration Statement on Form F-3
          Filed April 16, 2024
          File No. 333-278737

Dear Jane Sheere:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja Majmudar at 202-551-3844 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Christopher Bornhorst